

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Mr. Tinghe Yan
Chief Executive Officer
China YCT International Group, Inc.
c/o Shandong Spring Pharmaceutical Co., Ltd Economic Development Zone
Gucheng Road Sishui County Shandong Province
PR China, 373200

**Re: China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600**

Dear Mr. Yan:

We have reviewed your December 14, 2011 response to our November 30, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Note 8 – Intangible Assets, Net, page F-14

1. Your November 9, 2011 response to comment three suggests that you are accounting for the August 15, 2011 amendment retroactively to February 28, 2011. We do not believe it is appropriate to account for the August 15, 2011 amendment prior to its consummation. The February 28, 2011 agreement indicates that you acquired an entity, LYHK. Please tell us whether the acquisition of LYHK represents a business combination. In your response, please analyze each of the criteria in ASC 805-10-55-4 through 55-9 and show how that analysis supports your conclusion. If the acquisition is a business combination, please:
   - Analyze for us, with direct citation to the appropriate accounting guidance, whether your obligation to pay contingent consideration should be classified as a liability or equity. See ASC 805-30-25-6.

- Tell us how you propose to correct your accounting for the period from February 28, 2011 to August 15, 2011 when the first amendment was executed.
- Provide an analysis of the requirements of Rules 8-04 and 8-05 of Regulation S-X.

2. If your acquisition of LYHK on February 28, 2011 does not represent a business combination but instead represents the acquisition of assets or net assets, please analyze for us whether the contingent consideration in the February 28, 2011 agreement represents a derivative that is required to be fair valued through the income statement each reporting period. If the contingent consideration is not a derivative required to be fair valued through the income statement each period, then it appears that a liability for the contingent consideration described in the February 28, 2011 agreement should only be recorded when it is probable that the contingencies will be resolved and the associated liabilities will be paid. Our understanding is that resolution of the contingencies in the February 28, 2011 agreement was not probable prior to the execution of the August 15, 2011 amendment, which we comment on further below. Please tell us if our understanding is correct.

3. As stated above, we do not believe it is appropriate to account for your August 15, 2011 amendment prior to its execution. Please tell us how you propose to account for this amendment at its execution date and provide your supporting accounting analysis. Please ensure your analysis includes, but is not limited to, an explanation of the business purpose, the consideration LY Research conveyed and your accounting for such consideration for the following:
   - The addition of the quotation of your shares on the OTCQB as a trigger for the first contingent share issuance of 11,063,968 shares which appears to have increased the probability of the first contingency being met; and
   - The increase of shares issuable under the second contingent share issuance from 4,425,508 shares to 20,546,711 shares and the addition of the quotation/listing of your shares on "a major stock exchange located outside of the United States" as a trigger for this second contingent share issuance, which increased your potential obligation and appears to have increased the probability of the second contingency being met.

4. Please reconcile for us the following apparent inconsistencies between your August 15, 2011 amendment and your February 28, 2011 agreement:
   - The August 15, 2011 amendment appears to incorrectly state that you acquired U.S. patent No. 6,475,531 B1 when the February 28, 2011 agreement indicates that you acquired LYHK.
   - The second whereas clause in your August 15, 2011 amendment indicates that U.S. patent No. 6,475,531 B1 was assigned to you on January 25, 2011 when the acquisition date under the original purchase agreement is February 28, 2011.

5. We acknowledge your response to our previous comment five related to the October 21, 2011 amendment. With respect to the rescission provision of this agreement:
   - Please tell us the business purpose for agreeing to the rescission and the consideration received for doing so.

- Please analyze for us whether the rescission provision of this amendment represents a liability under ASC 480-10-25-8. If liability treatment is appropriate, please analyze for us, with appropriate citation to authoritative literature, whether the offsetting debit to record this liability is an expense or a reduction in equity.

6. Please provide us proposed revised disclosure to be included in the Business section and/or MD&A of future periodic reports that indicates your anticipated use of U.S. patent No. 6,475,531 B1 consistent with your response to previous comment two. In your disclosure, please clarify whether you are currently selling healthcare product utilizing this patent in China or in the U.S. In addition, if you have not begun selling healthcare product utilizing this patent, please separately tell us when you expect to do so and when you expect these sales could have a material impact on your financial position or results of operations.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief